

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 4, 2010

Via US Mail and Facsimile: (269) 923-3582

Roy W. Templin
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63
Benton Harbor, MI 49022-2692

  Re: **Whirlpool Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed February 17, 2010
    File No. 001-03932

Dear Mr. Templin:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       /s/ Larry Spirgel
       Assistant Director